ALLIANCE GLOBAL SMALL CAP FUND, INC.				Exhibit 77C
811-1415


A Special Meeting of Shareholders of Alliance Global Small Cap Fund, Inc. was held on July 6, 1998. A description of each proposal and number of shares voted at the meeting are as follows:

1.	To Elect Directors:	Shares Voted For	Withheld Authority
	Class Three Directors
	(term expires 2000)

	John D. Carifa	6,513,763	125,987
	Ruth Block	6,509,121	130,630
	David H. Dievler	6,509,747	130,004
	John H. Dobkin	6,500,205	139,545
	William H. Foulk, Jr.	6,501,310	138,441
	James M. Hester	6,486,954	152,796
	Clifford L. Michel	6,519,477	120,273
	Donald J. Robinson	6,492,009	147,742

2.	To ratify the selection 	Shares	Shares Voted	Shares
	of Ernst & Young LLP 	Voted For	Against	Abstained
	as the Fund's independent
	auditors for the Fund's
	fiscal year ending
	July 31, 1998.	6,486,562	43,361	109,819